Seelos Therapeutics, Inc.

300 Park Avenue, 2nd Floor

New York, NY 10022

August 22, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Seelos Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 16, 2024
File No. 333-281604

Ladies and Gentlemen:

Seelos Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on August 23, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the above-referenced registration statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Very truly yours,

Seelos Therapeutics, Inc.

By:	/s/ Michael Golembiewski
Michael Golembiewski
Chief Financial Officer

cc:	Ron Ben-Bassat, Esq.